Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Ladies and Gentlemen: We have read Item 4.01 of Form 8-K dated January 9, 2026, of Hills Bancorporation and are in agreement with the statements contained therein with respect to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein. /s/ Forvis Mazars, LLP Springfield, Missouri January 9, 2026